Exhibit 99.110

DeFi Technologies Subsidiary Valour Inc. Launches Internet Computer (ICP) and Toncoin (TON) ETPs, Landmark Offerings in the Nordics Alongside Chainlink (LINK) ETP

Subsidiary Reflexivity Research Initiates Coverage of TON

●	Launch of Landmark ETPs: DeFi Technologies’ subsidiary Valour Inc. unveils three groundbreaking Exchange Traded Products (“ETPs”) including the Valour Internet Computer (ICP) ETP, Valour Toncoin (TON) ETP, and Valour Chainlink (LINK) ETP, marking significant milestones in the Nordic investment landscape.

●	Nordics’ First of Their Kind: The Valour Internet Computer (ICP) ETP and Valour Toncoin (TON) ETP are the first offerings of their kind in the Nordics, providing investors unprecedented access to innovative ecosystems.

●	Simplified Access to Cutting-Edge Assets: Trading of all three ETPs commenced on May 10, 2024, with a 1.9% management fee. These ETPs enable seamless access to cutting-edge digital assets, offering investors simplified avenues to engage with the transformative potential of ICP, TON, and LINK.

●	Toncoin (TON) Research Coverage: DeFi Technologies subsidiary, Reflexivity Research, a leading research firm specializing in creating high-quality, in-depth research reports for the bitcoin and cryptocurrency industry to empower investors with valuable insights, has initiated research coverage on TON.

Toronto, Canada, May 13, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has launched three ETPs. Among these offerings are the Valour Internet Computer (ICP) ETP and the Valour Toncoin (TON) ETP, the first of their kind in the Nordics. These are accompanied by the Valour Chainlink (LINK) ETP, providing simplified access to cutting-edge digital assets.

Trading of all three ETPs commenced on May 10, 2024, with a 1.9% management fee.

Valour Internet Computer (ICP) ETP

Valour Internet Computer (ICP) SEK ETP (ISIN: CH1213604510) offers investors unprecedented access to the future of web development by tracking the price of ICP, the native token powering the Internet Computer ecosystem. With its unique focus on simplicity and security, investors can seamlessly engage with ICP through their traditional bank or brokerage accounts. ICP has a market cap of $5.5 Billion and ranks twenty-fourth among all cryptocurrencies globally.

The Internet Computer project is pioneering a new era of web development by creating a decentralized and scalable internet infrastructure. By enabling smart contracts to run directly on its network, the Internet Computer eliminates the need for traditional server-based architectures, ushering in a paradigm shift in web development. This innovative approach ensures greater security, efficiency, and accessibility for developers and users alike.

Valour Toncoin (TON) ETP

The Valour Toncoin (TON) SEK ETP (ISIN: CH1161139600) enables investors to access Toncoin, the native token of TON, seamlessly and securely through their traditional bank or brokerage account. Toncoin, with its focus on rapid transaction speeds and low fees, provides an efficient solution for both domestic and international payments, making it an attractive option for various financial applications. TON has a market cap of $23.25 Billion and ranks ninth among all cryptocurrencies globally.

Toncoin, the native token of TON, offers a robust and efficient means of exchanging value, aimed at streamlining payment processes across diverse financial landscapes. With its emphasis on swift transaction speeds and minimal transaction fees, Toncoin stands as a promising solution for individuals and businesses alike seeking seamless payment experiences.

The company is also pleased to announce that its subsidiary, Reflexivity Research, a leading research firm specializing in creating high-quality, in-depth research reports for the bitcoin and cryptocurrency industry to empower investors with valuable insights, has initiated research coverage on TON. The report can be found here.

Valour Chainlink (LINK) ETP

The Valour Chainlink (LINK) SEK (ISIN: CH1161139592) ETP will enable investors to gain exposure to LINK, simply and securely, via their bank or broker. LINK has a market cap of $13.63 Billion and ranks eighteenth among all cryptocurrencies globally.

Chainlink, renowned as a decentralized oracle network, plays a pivotal role in enabling smart contracts on blockchain platforms to securely interact with real-world data. By acting as a bridge between blockchain-based smart contracts and external data sources, Chainlink facilitates the execution of trustless and tamper-proof agreements. Its decentralized nature ensures the reliability and integrity of data, thereby enhancing the efficiency and security of blockchain transactions.

“Valour remains steadfast in our commitment to offering investors a wide array of digital asset investment opportunities,” said Olivier Roussy Newton, CEO of DeFi Technologies.” “The inclusion of these pioneering ETPs in our product lineup underscores our dedication to delivering innovative solutions that meet the evolving needs of investors in the digital asset space. We are excited to have coverage from our recently acquired subsidiary, Reflexivity Research, to coincide with the product launches, providing investors with valuable insights and enhancing their understanding of the market landscape.”

“Our unique ETP offerings in the Nordics solidify our leading position as the issuer with the widest array of products, said Johanna Belitz,” Valour’s Head of Sales, Nordics. “As demand for altcoins rises, we eagerly anticipate the reception of our three new offerings in the region.”

Valour continues to lead the charge in driving innovation in the digital asset space and expanding its product offerings to cater to the evolving needs of investors in the Nordics. In addition to the Valour Toncoin (TON), Internet Computer (ICP), and Chainlink (LINK) ETPs, Valour plans to introduce a diverse range of digital asset investment products in the coming months, further enhancing accessibility and convenience for traditional investors.

For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and cryptocurrency industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding the Internet Computer project, Chainlink and Toncoin; the development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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